

November 18, 2021

Shlomi Pilo
Chief Executive Officer
Raphael Pharmaceutical Inc.
4 Lui Paster
Tel Aviv-Jaffa, Israel 6803605

> **Re: Raphael Pharmaceutical Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 4, 2021**
> **File No. 333-260766**

Dear Mr. Pilo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We refer to your cover page disclosure indicating that no public market currently exists for your Common Stock and that you intend to have your Common Stock quoted on the OTCQB at some point in the future. Accordingly, please revise the cover page to disclose the fixed price at which the Selling Securityholders will offer and sell the shares until such time, if ever, that your Common Stock is quoted on the OTCQB or another existing market, and thereafter at prevailing market prices or privately negotiated prices. For guidance, refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Gorsky at (202) 551-7836 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences